REPORT

on the

BIG MIKE PROPERTY

Skeena Mining Division
Stewart Area
British Columbia
Canada

Co-ordinates:
55° 50'50" N. Lat.
130° 02'40" W. Long.
NTS: 103090

for

RIVERBANK RESOURCES LTD.
Vancouver, British Columbia
Canada

by

W.G. TIMMINS, P.Eng.

April 25, 2005

Appendix 1

CERTIFICATE OF ANALYSES

FIGURES

Figure 1	Location Map	4
Figure 2	Claim Map	5
Figure 3	Regional Geological Plan	8

SUMMARY

Riverbank Resources Ltd. has acquired the Border Gold mineral claim known as the Big Mike property located on the eastern shore of the Portland Canal in northern British Columbia, Canada. The Portland Canal is a natural fjord from the Pacific Ocean and the boundary between British Columbia, Canada and the Alaskan Panhandle.

The property lies about six miles south of Stewart, British Columbia and its next door neighbour Hyder, Alaska.

The claim is underlain by Coast Range Complex granodioritic rocks which have intruded Hazelton Group andesites, siltstone and slate.

An adit was excavated along a quartz vein fault structure in 1925-26 in which gold and silver values of varying grades were reported. Values are also reported from an open cut above the adit presumed to be an extension of the same structure.

Values of gold and silver are also reported from an adit developed on a silicified shear zone 850 feet south of the main adit.

A two-phased exploration program consisting of additional claim acquisition, trenching, stripping and sampling of the open cut, rehabilitation of the main adit portal, followed by diamond drilling, is recommended at a total estimated cost of $96,250.

Respectfully submitted,

April 25, 2005	W.G. Timmins, P.Eng.

1.

INTRODUCTION

The writer was retained by Riverbank Resources Ltd. to review available data and assess the Big Mike property (Border Gold mineral claim) which it has acquired by purchase agreement.

A personal examination of the property was carried out on March 2, 2005. It was discovered that the main adit and old cabin were subjected to a landslide over the past winter resulting in demolition of the cabin and the portal of the adit buried under debris, thus denying access to the tunnel. Outcrop exposures were examined and samples of blasted rock from the adit workings were collected.

A second adit located to the south was not found and may be outside the claim boundary.

PROPERTY

The Big Mike property consists of one located mineral claim totalling 61 acres called the Border Gold claim recorded at the Gold Commissioner's Office in Vancouver, British Columbia on November 27, 2001. The tenure number is 380857 and expiry date is December 11, 2006.

In order to maintain the claim in good standing, the British Columbia Ministry of Energy and Mines requires annual assessment work in the amount of CDN $100 per year for the first three years and CDN $200 per year thereafter.

2.

LOCATION AND ACCESS

Co-ordinates:	55°50'50" N. Lat.
130°02'40" W. Long.

NTS:	103090

The property is located on the eastern shore of the Portland Canal, a navigable fjord, about six miles south of the Town of Stewart, British Columbia and Hyder, Alaska, in the Skeena Mining Division in northern British Columbia, Canada.

The Town of Stewart, a deep sea port, may be reached by paved Highway 37A, a distance of about 40 miles to the west of Meziadin Junction. Meziadin Junction is accessible by paved Highway 16 from the Village of Kitwanga some 94 miles to the south and located on Highway 37 about halfway between the Town of Smithers and Terrace (40 to 50 miles) situated in northern British Columbia. The Town of Smithers is serviced by scheduled air and rail service from the City of Vancouver, British Columbia and accessible by highway from the south. Smithers provides all amenities including police, hospital, supermarkets, fuel, accommodation and modern services.

CLIMATE AND TOPOGRAPHY

The property lies in an area of coastal forest rising steeply from the rocky eastern shore of the Portland Canal from sea level to 3,000 feet above sea level.

The wet coastal climate is predominant with heavy rainfall during spring and fall and heavy snowfall during the winter months. Depths of tens of feet of snow can accumulate over the winter.

Dense vegetation consisting of cedar, fir, spruce and hemlock covers the property and alder, shrubs and mosses can make footing difficult.

3.

Figure 1

Location Map

4.

Figure 2

Claim Map

5.

HISTORY

The Stewart area has been the scene of prospecting and mining activity since 1890's.

There has been significant production of gold-silver-lead and zinc from a number of properties in the area, the most recent producers being the Granduc Mine and the Premier and Big Missouri which have produced intermittently since the early days.

The Big Mike property was first staked in 1925 and the main adit was excavated for a length of 115 feet along a quartz vein containing pyrite, galena, chalcopyrite and sphalerite during 1925 and 1926.

A second adit (the South Adit) was positioned about 850 feet south of the main adit and driven 100 feet along the footwall of a southeasterly-trending fault.

The property was inspected by A.A. Davidson (1929?) who reports that the main vein is 2.5 feet in width at the end of the adit. Two samples taken from the vein returned $18.94 and $60.88 from the Provincial Assay Office. Using a gold price of $20 per ounce, this would give values of 0.94 oz/ton and 3.0 oz/ton gold. In addition, he reports visible free gold from the same vein some 200 feet above the adit. Davidson also reports significant values in the 1.0 ounce range from the South Vein indicating vein widths of three to five feet.

A program of geological, geophysical and geochemical surveying was carried out over a large area which included the Big Mike (Border Gold claim) during September and November 1986. The surveys were conducted by Shangri-La Minerals Ltd. for Alexa Ventures Inc.

6.

REGIONAL GEOLOGY

The area is underlain by Jurassic Hazelton Group volcanics and sedimentary rocks intruded by Coast Range Plutonic Complex granitic rocks, all of which are intruded by igneous dikes and quartz veins.

PROPERTY GEOLOGY

The property is underlain by diorite and granodiorite of the Jurassic Bulldog Creek Pluton. These rocks have intruded and contain local remnants of Lower Jurassic Hazelton Group andesite, siltstone and slate. Hazelton Group rocks are silicified along the contact with the Coast Plutonic Complex.

Occasional andesite and rare monzonite dikes intrude diorite and granodiorite dikes intrude Hazelton Group volcanics.

The main adit is developed along a quartz vein emplaced along an east-trending fault in schistose, chloritic granodiorite. Granodiorite fragments are locally present within the vein quartz.

The area of the South Adit, some 850 feet south of the main adit, is underlain Hazelton Group andesitic rocks generally dark green and, in some cases, altered to gray to pale gray.

Dark Greyish-green fine grained to aphanitic steeply dipping southerly trending andesite dikes up to six feet wide intrude the Big Mike property.

7.

Figure 3

Regional Geology

8.

MINERALIZATION

The main adit was developed on a quartz vein containing pyrite, minor galena and chalcopyrite as fracture filling and irregular masses. Iron oxides locally coat fracture surfaces. Disseminated pyrite occurs in the wall rocks.

Chip samples from the main adit reported by Shangri-La Minerals Ltd. are listed below.

		Gold	Silver
Sample No.	Width	oz/ton	oz/ton

BM 34	1.0 ft	0.199	0.16
BM 37	2.2 ft	0.098	Not reported
BM 38	2.5 ft	0.112	Not reported

An open cut excavated about 100 feet east-southeast and above the main adit was emplaced along a fault striking 073 degrees and dipping 53 degrees to the north. The quartz vein appears to be the upslope extension of the mineralized quartz vein in the main adit, however this area at present is covered by landslide debris as is the main adit portal

Six samples were collected by the writer from blasted rock in the dump area of the adit, as listed below.

Sample No.	Gold oz/ton	Silver oz/ton

BM 1	0.05	1.32
BM 2	Trace	Trace
BM 3	0.06	0.03
BM 4	Trace	Trace
BM 5	Trace	Trace
BM 6	Trace	Trace

9.

Although results received by this writer appear to be low, it must be emphasized that the samples were collected from dump rock that was gathered from slide material. The results however do confirm the occurrence of gold and silver mineralization.

Two samples from the open cut reported by Shangri-La Minerals Ltd. assayed o.178 oz/ton gold across 1.5 feet and 1.55 oz/ton gold across 1.3 feet.

The south adit located some 850 feet south of the main adit, was developed on the footwall of a highly silicified quartz-bearing shear zone striking 166 degrees and dipping 67 degrees east. The adit is about 100 feet in length and a grab sample reported by Javorsky in 1985 assayed 0.268 oz/ton gold and 13.25 oz/ton silver. The quartz vein one to two feet in width at the portal apparently becomes two narrow veinlets in most of the remainder of the adit.

10.

CONCLUSIONS

Gold and silver mineralization occurs in a quartz vein fault structure at the main adit within granodiorite rocks located on the Big Mike (Border Gold mineral claim) held by Riverbank Resources Ltd. in the Stewart area of British Columbia, Canada. The vein appears to extend to an open cut some 100 feet up the side of the ridge where a rock sample taken by Shangri-La Minerals Ltd. contained 1.554 oz/ton gold. Further exploration is required to assess the potential of the main adit structure.

The south adit, some 850 feet distant, developed on the footwall of a quartz-bearing shear zone containing gold and silver values, should be further investigated.

The property lies in an environment favorable for the occurrence of mineralized deposits of potential economic interest and the area has a long history of significant mineral production.

RECOMMENDATIONS

An exploration program consisting of trenching, stripping and sampling of the open cut and its extension to the east above the main adit as well as clearing and rehabilitating of the adit portal to provide access for further detailed mapping and sampling is proposed as well as examination and sampling of the south adit as a first phase of a two-phased program. Additional claims to the north and south should be acquired. Based on results, a second phase would consist of diamond drilling of the vein extension as a precursor to the possibility of extending the adit along strike.

11.

ESTIMATED COSTS OF PROGRAM (U.S. FUNDS)

PHASE I

1.	Stake additional mineral claims	$2,000
2.	Trenching and stripping open cut extension	6,000
3.	Clear and rehabilitate main adit portal	10,000
4.	Room and Board (2 men)	3,000
5.	Transportation	2,000

		23,000
	Contingency	2,300

	Total Cost - Phase I		$25,300

PHASE II

1.	Diamond Drilling @ $25/ft
	Estimated: 1,500 feet	$37,500
2.	Mobilization and demobilization	8,000
3.	Assays and Analyses	4,000
4.	Supervision, core logging, sampling, etc.	5,000
5.	Room and Board	5,000
6.	Transportation	5,000

		64,500
	Contingency	6,450

	Total Cost - Phase II		70,950

	TOTAL COST - PHASE I AND PHASE II		$96,250

Further work would be dependent upon results of the above recommended program of work.

Respectfully submitted,

April 25, 2005	W.G. Timmins, P.Eng.

12.

STATEMENT OF QUALIFICATIONS

I, William G. Timmins, of the City of Vancouver, in the Province of British Columbia, do hereby certify that:

1.I am a consulting geologist, with offices at 1016 - 470 Granville Street, Vancouver, B.C. V6C 1V5, Canada.

2.I have been practising my profession for the past 40 years since university, having been engaged in the evaluation, exploration and development of mineral properties throughout Canada, the United States, Latin and South America, Australia and New Zealand.

3.I am a graduate of the Provincial Institute of Mining, Haileybury, Ontario (1956) and attended Michigan Technological University 1962-1965, Geology and was licensed by the Professional Engineers Association of B.C. (geological discipline) in 1969.

4.This report titled "Report on the Big Mike Property" dated April 25, 2005, is based on published and private reports, maps and data provided by Riverbank Resources Ltd. and in the public domain, and a visit to the property on March 2, 2005. The author has reviewed relevant data prepared by reputable qualified persons and is responsible for his own geological analysis, conclusions and recommended exploration program.

5.The author is not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6.I have no interest, nor do I expect to receive any interest in the properties or securities of Riverbank Resources Ltd. and am independent of the issuer.

7.I consent to the filing of this report with any stock exchange and other regulatory authority, and any publication by them, including electronic publication in the company's files or their websites accessible by the public of this report.

April 25, 2005	W.G. Timmins, P.Eng.

13.

REFERENCES

Shangri-La Minerals Ltd., Preliminary Report on Geological, Geophysical and Geochemical Surveys on the Big Mike Project for Alexa Ventures Inc., December 15, 1986.

14.

Appendix I

CERTIFICATE OF ANALYSIS